Exhibit 99

Investor 1-4

Mixed-Use

Commercial

Multi-Family



4Q21 and FY 2021
Earnings Presentation

March 10, 2021



Forward-looking statements

Some of the statements contained in this presentation may constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, projections, plans and strategies, anticipated events or trends, and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," or "potential" or the negative of these words and phrases. You can also identify forward-looking statements by discussions of strategy, plans, or intentions.

The forward-looking statements contained in this presentation reflect our current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause actual results to differ significantly from those expressed or contemplated in any forward-looking statement.

While forward-looking statements reflect our good faith projections, assumptions and expectations, they are not guarantees of future results. Furthermore, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes, except as required by applicable law. Factors that could cause our results to differ materially include but are not limited to: (1) the continued course and severity of the COVID-19 pandemic, and its direct and indirect impacts (2) general economic conditions and real estate market conditions, (3) regulatory and/or legislative changes, (4) our customers' continued interest in loans and doing business with us, (5) market conditions and investor interest in our contemplated securitization and (6) changes in federal government fiscal and monetary policies.

For a further discussion of these and other factors that could cause future results to differ materially from those expressed or contemplated in any forward-looking statements, see the section titled "Risk Factors" previously disclosed in our Form 10-Q filed with the SEC on May 14, 2020, as well as other cautionary statements we make in our current and periodic filings with the SEC. Such filings are available publicly on our Investor Relations web page at www.velfinance.com.



2021 Highlights

Full Year 2021 Performance Metrics

Net Income
($ in millions)

$17.8 — FY2020
$29.2 — FY 2021

64%

Loan Production
($ in millions)

$435.0 — FY2020
$1,328.0 — FY 2021

205%

HFI Portfolio & NIM
($ UPB in billions)

$1.9 — FY2020
3.89%
$2.5 — FY 2021
4.54%

29%

18%

Charge-offs
($ in millions)

$1.60 — FY2020
$1.29 — FY 2021

(27)%



velocity Financial Inc.



4Q21 Highlights

Earnings

- Net Income of $8.4 million and core net income[1] of $10.1 million; diluted EPS of $0.24 and core diluted EPS of $0.29
  - Core EPS growth of 25.5% from 3Q21
- Interest income was $49.4 million, a 5.2% increase from 3Q21 driven by portfolio growth from record loan production volume
- 4Q21 Portfolio NIM was 4.27%[2], a decrease of 70 basis points (bps) from 3Q21

Production & Loan Portfolio

- Loan production volume totaled $497.8 million in unpaid principal balance (UPB), a 46.1% Q/Q increase from $340.7 million in 3Q21
  - Loan production volume YTD through February 2022 totaled $358.8 million in UPB
- Loans Held for Investment (HFI) totaled $2.5 billion in UPB as of December 31, 2021, a 10.1% Q/Q increase from $2.3 billion as of September 30, 2021
- Loan performance continued to improve, with nonperforming loans as a % of the HFI portfolio decreasing to 10.9% as of December 31, 2021, from 12.7% as of September 30, 2021; nonperforming loan resolutions continuing to generate gains

Financing & Capital

- Completed two new securitizations of Velocity's business purpose loans:
  - VCC 2021-3, totaling $204.2 million in UPB
  - VCC 2021-4, totaling $319.1 million in UPB, comprised of $233.1 million of recently originated investor real estate loans and $86.0 million of loans that were previously included in our VCC 2014-1, VCC 2016-2 and VCC 2017-1 securitizations, which were concurrently collapsed, reducing the interest rate on those borrowings by ~4.0%

[1] "Core" income is a non-GAAP measure which excludes non-recurring and/or unusual activities from GAAP net income.

[2] 4Q21 Portfolio NIM includes the write-off of unamortized deal costs totaling $1.5 million related to the collapse of three VCC higher-cost securitizations.

velocity Financial Inc.



4Q21 Highlights (cont.)

- Converted all 45,000 outstanding shares of the Company's Series A Convertible Preferred Stock into 11,688,310 shares of Velocity common stock

- Acquired a majority stake in Century Health & Housing Capital, LLC ("Century") for $12.8 million in cash

  – Licensed "Ginnie Mae" issuer/servicer that provides government-insured Federal Housing Administration (FHA) mortgage financing for multifamily housing, senior housing and long-term care/assisted living facilities and services the loans through its in-house servicing platform

  – Full-year 2021 pretax income totaled $2.3 million

Subsequent to Quarter-End

- Completed the VCC 2022-1 securitization in February totaling $273.6 million of UPB

velocity
Financial Inc.



Core Income and Book Value Per Share

Core Income

GAAP Net Income	$8,353
Deal cost write-off - collapsed securitizations	$1,104
One-time Century Health & Housing Capital deal costs	$624
Core Net Income	$10,081

Book Value Per Share



- Core Net Income totaled $10.1 million in 4Q21, an increase of 25.7% from 3Q21

- After-tax core income adjustment non-recurring cost in 4Q21:

  – Remaining unamortized deal costs related to the VCC 2014-1, VCC 2016-2 and VCC 2017-1 securitizations were written-off upon the collapse of the trusts

  – Century Health and Housing , LLC acquisition-related professional services

- Book value per share as of December 31, 2021, was $10.84[3], compared to $12.05[1] as of September 30, 2021. Decrease reflects additional common shares outstanding as a result of the preferred stock conversion

[1] Based on 20,098,221 common shares outstanding as of September 30, 2021
[2] Includes an increase to APIC from stock-based compensation and impact form Century acquisition.
[3] Based on 31,786,531 common shares outstanding as of December 31, 2021.

velocity Financial Inc.

Loan Production

Production Volume in 4Q21 Establishes a New Quarterly Record

- Loan production totaled $497.8 million in UPB for 4Q21, a 46.1% Q/Q increase from $340.7 million in UPB in 3Q21 and 177.6% from 4Q20, mainly driven by continued strong demand and targeted strategies to grow broker relationships
  - Investor 1-4 Rental production was up $83.0 million in UPB from 3Q21, a 45.0% Q/Q increase from 3Q21
  - Traditional Commercial production was up $72.4 million in UPB from 3Q21, a 55.3% Q/Q increase from 3Q21
  - New broker additions in 4Q21 increased 21.9% from 3Q21. In the first couple of months of 2022, new broker additions are consistent with the prior quarter's levels and traffic to our online Broker Portal is up 36.0% from 2021 average levels

- Loan origination volume through February 2022 totaled $358.8 million in UPB



Loan Production Volume

($ of UPB in millions)

Quarter	Investor 1-4 Rental	Traditional Commercial	Short-term Loan Products	Total
4Q20	$129.2	$50.1		$179.3
1Q21	$148.8	$84.2		$233.0
2Q21	$146.5	$95.3	$14.7	$256.5
3Q21	$184.2	$131.0	$25.4	$340.7
4Q21	$267.2	$203.4	$27.2	$497.8



Acquisition of Century Health & Housing Capital

Bolsters Our Business-Purposed Finance Strategy with Access To New Markets and Product Diversification

Business Overview

- **Founded in 1992, Century provides government-insured[1] mortgage financing for multifamily housing, senior housing and long-term care / assisted living facilities**

- **Retail / borrower-direct originations with in-house servicing**

  - Focused primarily on multifamily and healthcare loans (senior housing and skilled nursing facilities)

  - Northeast-focused origination footprint

  - Longstanding, repeat borrower relationships with its clients and drives strong portfolio retention

- **Demonstrated originations and servicing track record**

  - Issued $158 million in UPB through December 31, 2021

  - Manages a servicing portfolio in excess of $500 million in UPB as of November 30, 2021

Transaction Highlights

- ✓ Century full-year 2021 pretax income totaled $2.3 million

- ✓ Expands growth opportunities via new products for Velocity's broker network

- ✓ Capital light, fee-based business diversifies revenue and enhances return on equity

- ✓ Expected to be immediately accretive to EPS and ROE with minimal book value impact

- ✓ Stable and durable MSR income due to long term loan characteristics

- ✓ Substantial organic growth opportunity by leveraging Velocity's national origination footprint

- ✓ Century's government-insured product focus offers a natural hedge through market cycles

- ✓ Longer-term opportunity to further expand the product suite

(1) Century is an approved Federal Housing Administration ("FHA") mortgagee and Governmental National Mortgage Association ("Ginnie Mae") issuer/servicer, including approvals for FHA Multifamily Accelerated Processing (MAP) and LEAN healthcare lender programs.

velocity Financial Inc.

Loan Portfolio

Strong Portfolio Growth Driven By Record Production Volumes

- Total loan portfolio as of December 31, 2021, was $2.6 billion in UPB, a 13.9% Q/Q increase from $2.3 billion in UPB as of September 30, 2021, and 33.0% from $1.9 billion as of December 31, 2020
  - Net portfolio growth driven by record production activity, partially offset by and higher prepayment activity and loan sales
- The decrease in weighted average coupon reflects the combination of lower interest rates and strong production activity in 4Q21

Loan Portfolio by Property Type



(UPB in millions)

Legend: Investor 1-4 Rental, Mixed Use, Multifamily, Retail, Warehouse, All Other

	4Q20	1Q21	2Q21	3Q21	4Q21
Total	$1,944.8	$1,990.7	$2,070.2	$2,271.3	$2,587.2
	$241.4	$248.4	$253.0	$268.3	$309.5
	$118.5	$121.6	$131.0	$150.7	$172.7
	$172.0	$177.7	$183.2	$197.3	$234.5
	$182.4	$183.2	$183.8	$202.5	$227.9
	$259.1	$275.0	$292.6	$302.5	$330.7
	$971.4	$984.8	$1,026.5	$1,150.0	$1,312.1
Loan to Value	66.13%	66.28%	66.70%	67.22%	67.66%
Loan Count	5,878	5,935	6,125	6,430	6,964
W.A. Coupon	8.51%	8.42%	8.29%	8.10%	7.76%
Average Loan Balance[1]	$330.9	$335.4	$338.0	$353.2	$371.5

[1] $ in thousands.

Net Interest Margin

Portfolio NIM Impacted by Nonrecurring Costs; Lower Rates on New Production

- Portfolio NIM(1) decreased 70 bps from 3Q21, primarily driven by one-time costs(2) from the collapse of three higher-cost VCC securitizations and a lower weighted average rate on loans originated in 4Q21
  - The portfolio weighted average coupon as of the end of 4Q21 was 7.88%, compared to 8.11% as of the end of 3Q21
- Portfolio-related debt cost was 4.58% in 4Q21, an increase of 10 bps Q/Q, primarily driven by one-time costs(2)

Portfolio Net Interest Income & NIM(1)

Portfolio Related ($ in millions)



$20.1
$26.6
$25.7
4.07%
4.97%
4.27%
4Q20
3Q21
4Q21(2)
Net Interest Income ($ in '000) - portfolio related
Net interest margin

Portfolio Yield and Cost of Funds

Portfolio Related



8.40%
8.77%
8.21%
4.97%
4.48%
4.58%
4Q20
3Q21
4Q21
HFI Loan Yield
W.A. Cost of funds

(1) Net Interest Income and Net Interest Margin related to the loan portfolio only; excludes corporate debt.
(2) 4Q21 Portfolio NIM and portfolio-related debt costs include the write-off of unamortized deal costs totaling $1.5 million related to the collapse of three VCC higher-cost securitizations. Excluding these costs, 4Q21 portfolio debt cost was 4.29%.

velocity Financial Inc.



Loan Investment Portfolio Performance

Portfolio Performance Improvement Driven by Growth and Resolution Activities

- Nonperforming loans totaled $273.1 million in UPB as of December 31, 2021, or 10.9% of total loans held for investment, compared to $288.4 million, and 12.7%,respectively, as of September 30, 2021, and $332.8 million and 17.2%, respectively, as of December 31, 2020

  - Credit performance improvements resulted in NPL loans 90+ days past due (not in foreclosure) decreasing by $12.6 million in UPB, or 26.0% from September 30, 2021, and NPL loans less than 90 days past due decreasing by $3.7 million in UPB, or 15.8%

  - 4Q21 resolutions represented 15.3% of nonperforming loan UPB as of September 30, 2021

Nonperforming Loans[1]

$ UPB in millions

	12/31/2020	3/31/21	6/30/2021	9/30/2021	12/31/2021
Total nonaccrual loans	$332.81	$335.05	$315.54	$288.44	$273.10
% nonaccrual to total HFI loans	17.23%	16.83%	15.30%	12.70%	10.92%

■ Total nonaccrual loans   ─○─ % nonaccrual to total HFI loans

velocity Financial Inc.

[1] For additional detail, please see page 22 in the Appendix of this presentation.



4Q21 Asset Resolution Activity

Strong Loan Resolution Gains Continued in 4Q21

Resolution Activity

RESOLUTION ACTIVITIES

LONG-TERM LOANS

RESOLUTION ACTIVITY	FOURTH QUARTER 2021		THIRD QUARTER 2021	
($ in thousands)	UPB $	Gain / (Loss) $	UPB $	Gain / (Loss) $
Paid in full	$ 11,464	$ 614	$ 13,353	$ 1,251
Paid current	12,209	290	7,722	79
REO sold(1)	1,770	121	4,680	31
Total resolutions	**$ 25,443**	**$ 1,025**	**$ 25,755**	**$ 1,361**
Resolutions as a % of nonperforming UPB	104.0%		105.3%	

Note (1) There was an REO property held since January 2019 that was sold during the quarter ended September 30, 2021, with a total lifetime loss of $1.7 million, all of which was recognized in prior periods.

SHORT-TERM AND FORBEARANCE LOANS

RESOLUTION ACTIVITY	FOURTH QUARTER 2021		THIRD QUARTER 2021	
($ in thousands)	UPB $	Gain / (Loss) $	UPB $	Gain / (Loss) $
Paid in full	$ 12,567	$ 623	$ 8,960	$ 664
Paid current	5,837	67	25,141	29
REO sold	266	48	104	47
Total resolutions	**$ 18,670**	**$ 738**	**$ 34,205**	**$ 740**
Resolutions as a % of nonperforming UPB	104.0%		102.2%	
Grand total resolutions	**$ 44,113**	**$ 1,763**	**$ 59,960**	**$ 2,101**
Grand total resolutions as a % of nonperforming UPB	104.0%		103.5%	

- Resolution activities on $44.1 million of UPB in 4Q21 resulted in net gains of $1.8 million or 104.0% of UPB resolved

- The volume of loans resolved per quarter is expected to trend lower as portfolio performance improves and nonperforming loans decrease

- Long-term loan resolutions totaled $25.4 million in UPB and realized gains of $1.0 million
  – Paid in full UPB resolved and related gains decreased 14.1% and 50.9% Q/Q, respectively
  – Paid current UPB resolved increased 58.1% Q/Q and gains increased 267%
  – REO sold in 4Q21 had a carrying value of $1.8 million and realized gains of $0.12 million

- Short-term loan resolutions totaled $18.7 million in UPB and realized gains of $0.74 million
  – Paid in full UPB resolved increased 40.3% and gains decreased 6.2% Q/Q
  – Paid current UPB resolved decreased 76.8% Q/Q and gains increased 131%
  – REO sold in 4Q21 had a carrying value of $266 thousand and realized gains of $48 thousand

velocity Financial Inc.

(2) Default interest is penalty interest assessed when a borrower becomes delinquent and is over and above contractual interest due.

CECL Reserve and Charge-Offs

Loan Loss Reserve Increases With Portfolio Growth, Charge-offs Remain Low

- Velocity's CECL reserve was $4.3 million as of December 31, 2021, a 5.8% increase from $4.0 million as of September 30, 2021, and a 27.1% decrease from $5.8 million as of December 31, 2020
  - The reserve increase reflects portfolio growth
- Charge-offs were $142.7 thousand in 4Q21, compared to $162.1 thousand in 3Q21, and $308.4 thousand for the same period in the prior year
  - Charge-offs in 4Q21 reflect continued improvement of HFI portfolio performance and successful resolution of delinquent loans through payoff and paying current rather than foreclosure



Loan Loss Reserve

At Period End

$ in thousands



Charge-offs

Three Month Quarterly Period

(1) Annualized

Durable Funding and Liquidity Strategy

$2.4 Billion of Financing Outstanding; Substantial Available Warehouse Capacity

Outstanding Debt Balances [1]

($ in Millions)

As of 12/31/21, four of five warehouse lines have non-mark-to-market features and staggered maturities



	12/31/2020	3/31/2021	6/30/2021	9/30/2021	12/31/2021
Total	$1,729.9	$1,786.4	$1,874.1	$2,045.6	$2,375.8
Corporate Debt	$75.0	$129.7	$164.1	$163.4	$162.8
Warehouse Lines	$75.9	$203.3	$151.9	$258.5	$301.1
Securitizations	$1,579.0	$1,453.4	$1,558.2	$1,623.7	$1,911.9

■ Securitizations [2] ■ Warehouse Lines ■ Corporate Debt
Non-Recourse Debt | Recourse Debt

	12/31/2020	3/31/2021	6/30/2021	9/30/2021	12/31/2021
Debt / Equity	7.9X	5.7X	5.8X	6.2X	6.9X
Recourse Debt / Equity	0.7X	1.1X	1.0X	1.3X	1.3X
Securitzations Issued	-	-	1	1	2
Max. Warehouse Line Capacity	$350	$450	$550	$550	$650

Available Financing Capacity

($ in Millions)

$349MM Available Financing Capacity

$348.9

12/31/2021

■ Available Capacity on Warehouse Lines

[1] Warehouse lines and securitizations are net of issuance costs and discounts as reported in the consolidated balance sheet.
[2] Represents the remaining balance of securitization issuances outstanding as of period end.

velocity Financial Inc.



Outlook for Velocity's Key Business Drivers

Strong Momentum Headed Into 2022

FINANCING DEMAND

- Modestly higher interest rates expected compared to 4Q21
- Strong investor loan demand to continue
- Broker interest in small commercial loans expected to grow
- Property price appreciation rates to normalize but remain positive

CREDIT

- Macroeconomic environment is generally positive
- Robust real estate market
- Continued improvement in HFI portfolio expected but at a slower pace than 2021
- Low LTVs to remain a key underwriting criteria for Velocity

CAPITAL

- Targeting 5 to 6 securitizations in 2022
- Continuing to further optimize funding costs:
  – Collapsing older and high-cost VCC securitizations
  – Opportunities to optimize corporate debt costs

EARNINGS

- Continued strong production volume to drive robust portfolio growth and higher net interest income
- NIM reversion to pre-pandemic levels from modestly lower loan yields and default interest realization as performance improves

velocity Financial Inc.

Economic Value of Equity

Economic Value of Equity is significantly higher than GAAP Book Value of Equity

- We elect to carry our retained interests in securitizations at amortized cost to minimize volatility

  - The graph below reflects our estimate of economic value of equity (a non-GAAP financial measure) by adding the net present value of expected future gains embedded in the securitized portfolio and the value of our unique origination platform – our estimate of economic value of equity does not represent a substitute for GAAP book value of equity

- Recent M&A precedents for business purpose lenders demonstrate significant platform/franchise values that investors are ascribing to businesses like Velocity Financial

  - These transactions have demonstrated platform values of $200MM+ based on ~10%+ of annual run rate originations based off 4Q21 production



Economic Value of Equity

Platform Value	$200,000 +	$5.84+
Embedded Gain in Securitized Portfolio[1]	$250,594	$7.32
Fully Diluted Value of Equity[2]	$355,398	$10.37
	$805,991	**$23.53+ EVPS**[3]

■ Fully Diluted Value of Equity   ■ Embedded gain - securitized portfolio   ■ Platform value

[1] Embedded gain in securitized portfolio assumes a 10% discount rate of projected securitization earnings and is net of $60,626,016 of deferred loan origination costs and securitization deal costs.

[2] Fully Diluted Value of Equity assumes 12/31/2021 GAAP Book Value of Equity of $344.5MM + $10.9MM from pro forma exercise of all warrants.

[3] Economic Value of Equity per Share ("EVPS") calculated using 34,257,105 weighted average shares outstanding assuming dilution impact based on Velocity's average stock price for Q4 2021.



Appendix



Velocity Financial, Inc. Balance Sheet

(In thousands)	Quarter Ended				
	12/31/2021	9/30/2021	6/30/2021	3/31/2021	12/31/2020
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Assets					
Cash and cash equivalents	$ 35,965	$ 35,497	$ 27,741	$ 20,434	$ 13,273
Restricted cash	11,639	9,586	7,921	6,808	7,020
Loans held for sale, net	87,908	0	7,916	0	13,106
Loans held for investment, at fair value	1,359	1,360	1,370	1,364	1,539
Loans held for investment	2,494,204	2,265,922	2,057,046	1,983,435	1,924,489
Net deferred loan costs	33,360	29,775	26,707	25,070	23,600
Total loans, net	2,616,831	2,297,057	2,093,039	2,009,869	1,962,734
Accrued interest receivables	13,159	11,974	11,094	11,169	11,373
Receivables due from servicers	74,330	57,058	73,517	77,731	71,044
Other receivables	1,812	870	10,169	3,879	4,085
Real estate owned, net	17,557	17,905	20,046	14,487	15,767
Property and equipment, net	3,830	3,348	3,625	3,891	4,145
Deferred tax asset	16,604	17,026	13,196	9,246	6,654
Mortgage Servicing Rights	7,152	-	-	-	-
Goodwill	6,775	-	-	-	-
Other assets	6,824	6,843	7,257	7,325	6,779
Total Assets	**$ 2,812,478**	**$ 2,457,164**	**$ 2,267,605**	**$ 2,164,839**	**$ 2,102,874**
Liabilities and members' equity					
Accounts payable and accrued expenses	$ 92,195	$ 79,360	$ 70,049	$ 65,003	$ 63,361
Secured financing, net	162,845	163,449	164,053	129,666	74,982
Securitizations, net	1,911,879	1,623,674	1,558,163	1,453,386	1,579,019
Warehouse & repurchase facilities	301,069	258,491	151,872	203,314	75,923
Total Liabilities	2,467,988	2,124,974	1,944,137	1,851,369	1,793,285
Mezzanine Equity					
Series A Convertible preferred stock	-	90,000	90,000	90,000	90,000
Stockholders' Equity					
Stockholders' equity	344,490	242,190	233,468	223,470	219,589
Total Liabilities and members' equity	**$ 2,812,478**	**$ 2,457,164**	**$ 2,267,605**	**$ 2,164,839**	**$ 2,102,874**
Book value per share	$ 10.84	$ 12.05	$ 11.62	$ 11.12	$ 10.93
Shares outstanding	31,787	20,098	20,087	20,087	20,087

velocity Financial Inc.



Velocity Financial, Inc. Income Statement (Quarter)

($ in thousands)	Quarter Ended				
	12/31/2021	9/30/2021	6/30/2021	3/31/2021	12/31/2020
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenues					
Interest income	$ 49,360	$ 46,923	$ 44,978	$ 40,707	$ 41,556
Interest expense - portfolio related	23,666	20,321	20,566	20,832	21,442
Net interest income - portfolio related	25,694	26,602	24,412	19,875	20,114
Interest expense - corporate debt	4,462	4,488	4,309	7,350	1,900
Net interest income	21,232	22,114	20,103	12,525	18,214
Provision for loan losses	377	228	(1,000)	105	406
Net interest income after provision for loan losses	20,855	21,886	21,103	12,420	17,808
Other operating income (expense)	2,617	339	2,432	2,801	4,691
Total net revenues	23,472	22,225	23,535	15,221	22,499
Operating expenses					
Compensation and employee benefits	4,720	4,738	4,546	5,186	4,135
Rent and occupancy	429	447	430	463	424
Loan servicing	2,480	2,014	1,922	1,867	1,977
Professional fees	1,716	736	795	533	1,415
Real estate owned, net	417	1,186	1,039	509	217
Other operating expenses	2,333	2,177	1,918	2,059	2,578
Total operating expenses	12,095	11,298	10,650	10,617	10,746
Income before income taxes	11,377	10,927	12,885	4,604	11,753
Income tax expense	3,024	2,905	3,432	1,208	2,177
Net income	**$ 8,353**	**$ 8,022**	**$ 9,453**	**$ 3,396**	**$ 9,576**
Less: Deemed dividends on preferred stock	-	-	-	-	-
Less: Undistributed earnings allocated to participating securities	362	3,030	$ 3,571	$ 1,281	n.a.
Net income (loss) allocated to common shareholders	**$ 7,991**	**$ 4,992**	**$ 5,882**	**$ 2,115**	**$ 9,576**
Basic earnings (loss) per share	**$ 0.26**	**$ 0.25**	**$ 0.29**	**$ 0.11**	**$ 0.48**
Diluted earnings (loss) per common share	**$ 0.24**	**$ 0.23**	**$ 0.28**	**$ 0.10**	**$ 0.29**
Basic weighted average common shares outstanding	30,897	20,090	20,087	20,087	20,087
Diluted weighted average common shares outstanding	34,257	34,212	33,960	33,407	32,793

velocity Financial Inc.



Velocity Financial, Inc. Income Statement (Year)

	Year Ended	
($ in thousands)	**12/31/2021**	**12/31/2020**
	Audited	**Audited**
Revenues		
Interest income	$ 181,968	$ 167,322
Interest expense - portfolio related	85,386	87,826
Net interest income - portfolio related	96,582	79,496
Interest expense - corporate debt	20,609	12,049
Net interest income	75,973	67,447
Provision for loan losses	(292)	5,068
Net interest income after provision for loan losses	76,265	62,379
Other operating income (expense)	8,188	6,320
Total net revenues	84,453	68,699
Operating expenses		
Compensation and employee benefits	19,190	20,731
Rent and occupancy	1,769	1,743
Loan servicing	8,282	7,802
Professional fees	3,781	4,238
Real estate owned, net	3,150	2,656
Other operating expenses	8,488	8,400
Total operating expenses	44,660	45,570
Income before income taxes	39,793	23,129
Income tax expense	10,569	5,352
Net income	**$ 29,224**	**$ 17,777**
Less: Deemed dividends on preferred stock	-	$ 48,955
Less: Undistributed earnings allocated to participating securities	$ 8,589	-
Net income (loss) allocated to common shareholders	**$ 20,635**	**$ (31,178)**
Basic earnings (loss) per share	**$ 0.90**	**$ (1.55)**
Diluted earnings (loss) per common share	**$ 0.86**	**$ (1.55)**
Basic weighted average common shares outstanding	22,813	20,087
Diluted weighted average common shares outstanding	33,982	20,087



HFI Loan Portfolio

Portfolio by Property Type

Portfolio by State

(100% = $2.50 billion UPB)[1]



Mixed Use 13%

Multifamily 9%

Investor 1-4 Rental 49%

Retail 9%

Office 6%

Warehouse 7%

Other 6%



Other 34%

New York 22%

California 23%

Florida 13%

New Jersey 8%

velocity Financial Inc.

[1] As of December 31, 2021

HFI Portfolio Delinquency Trends

($ in thousands)	December 31, 2020 $	%	March 31, 2021 $	%	June 30, 2021 $	%	September 30, 2021 $	%	December 31, 2021 $	%
Performing/Accruing:										
Current	$ 1,445,131	74.8%	$ 1,528,684	76.8%	$ 1,645,019	79.8%	$ 1,878,555	82.7%	$ 2,068,024	82.7%
30-59 days past due	89,284	4.6%	67,100	3.4%	69,165	3.4%	81,893	3.6%	127,046	5.1%
60-89 days past due	62,694	3.2%	59,700	3.0%	32,484	1.6%	22,410	1.0%	31,629	1.3%
90+ days past due	1,953	0.1%	152	0.0%	152	0.0%	-	0.0%	-	0.0%
Nonperforming/Nonaccrual:										
<90 days past due	20,778	1.1%	18,076	0.9%	20,740	1.0%	23,195	1.0%	19,533	0.8%
90+ days past due	82,004	4.2%	72,303	3.6%	50,638	2.5%	48,364	2.1%	35,787	1.4%
Bankruptcy	12,655	6.6%	15,226	0.8%	17,659	0.9%	19,983	0.9%	20,038	0.8%
In foreclosure	217,376	11.3%	229,443	11.5%	226,506	11.0%	196,893	8.7%	197,741	7.9%
Total nonperforming loans HFI	332,813	17.2%	335,048	16.8%	315,542	15.3%	288,436	12.7%	273,099	10.9%
Total loans held for investment	$ 1,931,875	100%	$ 1,990,684	100%	$ 2,062,363	100%	$ 2,271,294	100%	$ 2,499,799	100%





Loan Portfolio Rollforward

Loan Portfolio Rollforward

(UPB in millions)

Loan Porfolio at 9/30/21	Principal Payments	Loan Sales	Foreclosures	Loan Production[1]	Loan Porfolio at 12/31/21
$2,271.3	$(157.0)	$(34.2)	$(1.2)	$508.6	$2,587.2

velocity Financial Inc.

[1] Includes $0.96 million in UPB of repurchased loans and $10.2 million in UPB of loan acquisitions.



Adjusted Financial Metric Reconciliation:

Adjusted Financial Metric Reconciliation to GAAP Net Income

Quarterly:

Core Income										
					Quarter Ended					
($ in thousands)		12/31/2021		9/30/2021		6/30/2021		3/31/2021		12/31/2020
Net Income	$	8,353	$	8,022	$	9,453	$	3,396	$	9,576
Deal cost write-off - collapsed securitizations	$	1,104		-		-		-		-
One-time Century Health & Housing Capital deal costs	$	624		-		-		-		-
Recovery of Loan Loss Provision		-		-	$	(1,000)		-		-
Nonrecurring debt amortization		-		-		-		3,326		-
Core Income	$	10,081	$	8,022	$	8,453	$	6,722	$	9,576
Diluted weighted average common shares outstanding	$	34,257	$	34,212	$	33,960	$	33,407	$	32,793
Core diluted earnings per share	$	0.29	$	0.23	$	0.25	$	0.20	$	0.29

Yearly:

Core Income				
		Year Ended		
($ in thousands)		12/31/2021		12/31/2020
Net Income	$	29,224	$	17,777
Deal cost write-off - collapsed securitizations		1,104		-
One-time Century Health & Housing Capital deal costs		624		-
Recovery of Loan Loss Provision		(1,000)		-
Nonrecurring debt amortization		3,326		2,610
COVID-19 Impact		-		1,882
Workforce reduction costs		-		432
Core Income	$	33,278	$	22,701
Diluted weighted average common shares outstanding	$	33,982	$	20,087
Core diluted earnings per share	$	0.98	$	1.13

velocity
Financial Inc.